UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on April 27, 2026, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of a Standing Member

•	Kim, Jae-Koon

2.	Voting Result

Agenda*	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	498,013,829	453,564,606 (91.1%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on April 10, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: April 27, 2026